EXHIBIT 99.1

April 14, 2020

AVINO ANNOUNCES Q1 2020 PRODUCTION RESULTS

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) announces its first quarter 2020 production results from its Avino Mine property near Durango, Mexico.

Consolidated Production Highlights for Q1 2020 (Compared to Q1 2019)

•	Silver equivalent production increased by 11% to 683,944 oz*
•	Copper production increased by 70% to 1,808,172 lbs
•	Silver production decreased by 1% to 266,719 oz
•	Gold production decreased by 21% to 1,531 oz

* In Q1, 2020, AgEq was calculated using metals prices of $16.94 oz Ag, $1,584 oz Au and $2.56 lb Cu. In Q1, 2019, AgEq was calculated using metals prices of $15.57 oz Ag, $1,304 oz Au and $2.82 lb Cu. Calculated figures may not add up due to rounding.

Silver equivalent production in Q1 2020 increased by 11% compared to Q1 2019, with record copper quarterly production of over 1.8 million pounds.  The Avino Mine produced a record 262,238 silver ounces, the highest quarterly total achieved to date.

Overall production results were higher compared to Q1 2019 due to the Avino mine performing well from a grade, throughput and mill availability perspective. The Hanging Wall Breccia (“HWB”) material also contributed positively to the overall feed grade. The decrease in silver production and consolidated silver grade in Q1 2020, compared to Q1 2019, is primarily attributed to the planned shutdown of the San Gonzalo Mine in Q4 2019.

“I am delighted with the higher than expected grades that we have achieved during the first quarter at the Avino Mine. As previously indicated in our 2020 plans, full production has been coming from the Avino Mine since early January,” said David Wolfin, President and CEO. “We continue to work with our partners and suppliers to coordinate our remaining shipments and receivables, and we are pleased with their cooperation.

This is no doubt a rare and difficult time; however, it is important to also focus on positives and therefore, I want to acknowledge our hard-working team in Mexico who were instrumental in helping to achieve quarterly results that surpassed all quarters in 2019, and which included record copper production. I want to reiterate that the health and safety of all our employees and contractors is paramount. We are currently following Mexican authorities’ orders and our Avino mine site is currently on care and maintenance using a skeleton crew. We will be able to restart operations quickly and easily when given the permission to do so.

We will update all our stakeholders as more information becomes available. We thank you for your patience and understanding, we remain optimistic for a treatment and vaccine and a corresponding return to business as usual. We will get through this together. Stay safe.”

April 14, 2020 – Avino Silver & Gold Mines Ltd. – News Release Avino Announces Q1 2020 Production Results Page 2

Consolidated Production Tables

Q1 2020
Production by Mine	Tonnes Processed	Silver Oz	Gold Oz	Copper Lbs	AgEq
Avino	159,385	262,238	1,512	1,803,315	677,084
Historic Above Ground Stockpiles	4,711	4,481	19	4,857	6,860
Consolidated	164,096	266,719	1,531	1,808,172	683,944

Q1 2020
Grade & Recovery by Mine	Grade Ag g/t	Grade Au g/t	Grade Cu %	Recovery Ag %	Recovery Au %	Recovery Cu %
Avino	57	0.40	0.58	90%	74%	88%
Historic Above Ground Stockpiles	59	0.31	0.15	50%	41%	31%
Consolidated	57	0.40	0.57	89%	73%	86%

As reported in Q4 2019, Avino transitioned to full production from the Avino mine in Q1 2020, following our scheduled mine plan. The advancement of the underground connection between the two portals at the Avino mine experienced some delays due to training shortages for certain equipment. This connection was to be completed during the first quarter of 2020 however, due to the COVID-19 situation, the timeline for completion has been deferred until the Mexican Government’s decree for the temporary suspension of non-essential businesses are lifted.

Avino Mine Production Highlights

	Q1 2020	Q1 2019	Quarterly Change
Total Mill Feed (dry tonnes)	159,385	100,922	58%
Feed Grade Silver (g/t)	57	41	39%
Feed Grade Gold (g/t)	0.40	0.48	-16%
Feed Grade Copper (%)	0.58	0.49	18%
Recovery Silver (%)	90%	84%	6%
Recovery Gold (%)	74%	71%	4%
Recovery Copper (%)	88%	87%	1%
Total Silver Produced (oz)	262,238	112,315	133%
Total Gold Produced (oz)	1,512	1,097	38%
Total Copper Produced (Lbs)	1,803,315	958,071	88%
Total Silver Equivalent Produced (oz)*	677,084	379,798	78%

* In Q1, 2020, AgEq was calculated using metals prices of $16.94 oz Ag, $1,584 oz Au and $2.56 lb Cu. In Q1, 2019, AgEq was calculated using metals prices of $15.57 oz Ag, $1,304 oz Au and $2.82 lb Cu. Calculated figures may not add up due to rounding.

Overall, silver equivalent production at Avino increased by 78% compared to Q1, 2019. This is primarily a result of significantly higher silver and copper grades during the quarter, as well as increases in mill throughput and recoveries from all three metals. The overall increase was slightly offset by a decline in gold feed grades during the quarter.

On a metal-by-metal basis, production at Avino increased significantly in both silver and copper, with increases of 133% and 88%, respectively, when compared to Q1, 2019. Further, gold production increased by 38% when compared to Q1, 2019.

April 14, 2020 – Avino Silver & Gold Mines Ltd. – News Release Avino Announces Q1 2020 Production Results Page 3

Avino Historic Above Ground (“AHAG”) Stockpiles Production Highlights

	Q1 2020	Q1 2019	Quarterly Change
Total Mill Feed (dry tonnes)	4,711	78,864	-94%
Feed Grade Silver (g/t)	59	61	-3%
Feed Grade Gold (g/t)	0.31	0.40	-24%
Feed Grade Copper (%)	0.15	0.21	-26%
Recovery Silver (%)	50%	55%	-9%
Recovery Gold (%)	41%	52%	-22%
Recovery Copper (%)	31%	29%	5%
Total Silver Produced (oz)	4,481	85,325	-95%
Total Gold Produced (oz)	19	529	-96%
Total Copper Produced (Lbs)	4,857	104,631	-95%
Total Silver Equivalent Produced (oz)*	6,860	148,815	-95%

* In Q1, 2020, AgEq was calculated using metals prices of $16.94 oz Ag, $1,584 oz Au and $2.56 lb Cu. In Q1, 2019, AgEq was calculated using metals prices of $15.57 oz Ag, $1,304 oz Au and $2.82 lb Cu. Calculated figures may not add up due to rounding.

As mentioned in our 2020 Production Outlook, we processed a small amount of AHAG material in the first half of Q1 2020 before the transition to 100% production from the Avino Mine.

Avino Complies with the Mexican Government COVID-19 Order

Avino announced on April 2, 2020 that it would temporarily suspend operations at the Avino Mine in Durango, Mexico until the end of April 2020 to comply with the Mexican Government’s order for all non-essential businesses including the mining industry to help fight against COVID-19.  The Avino Mine has now transitioned to care and maintenance utilizing a reduced workforce to protect current mining operations, employees and the local communities while production operations are temporarily suspended.

Avino employees and supervisors have implemented the temporary closure plan, which forms part of the Company’s larger-established Crisis Management Plan, and included storing underground and surface equipment, ensuring mine ventilation continues to operate, and critical pumping activities are maintained. Procedures to protect our employees remain stringent during care and maintenance.

Avino remains flexible both financially and operationally to adjust to the changing situation as appropriate and we will continue to monitor the situation and provide updates accordingly.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples are sent to SGS Labs in Durango, Mexico for verification. Gold and silver assays are performed by the fire assay method with the gravimetric finish for the concentrates and the AAS methods for copper, lead, zinc and silver for the feed and tail grade samples. All concentrate shipments are assayed by one of the following independent third-party labs: AHK, Inspectorate in the UK and LSI in the Netherlands.

Qualified Person(s)

Peter Latta, P.Eng, MBA, VP Technical Services, Avino and Jasman Yee P.Eng, Avino director, both of whom are qualified persons within the context of National Instrument 43-101 have reviewed and approved the technical data in this news release.

April 14, 2020 – Avino Silver & Gold Mines Ltd. – News Release Avino Announces Q1 2020 Production Results Page 4

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico. Avino produces from its wholly owned Avino Mine near Durango, Mexico. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. Avino is committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & Chief Executive Officer

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of February 21, 2018, and amended on December 19, 2018, prepared for the Company, and reference to Measured, Indicated, Inferred Resources referred to in this press release.  These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property does not have the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.